SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2005

Commission File Number 0-28800

_____

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 24, 2005, entitled "Report To Shareholders For The Six Months Ended 31 December 2004 Of The 2005 Financial Year".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 24, 2005

By: /s/ Andrea Townsend
        Name: Andrea Townsend
        Title: Company Secretary

DRD**GOLD** LIMITED
▶▶▶ years

Report to shareholders for the six months ended
31 December 2004

2005 FINANCIAL YEAR

DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD ("DRDGOLD")

Group Results

KEY FEATURES

- Outstanding safety record

- Porgera Joint Venture achieves 1 million ounces of production

- Attributable offshore production increases to 37% of total attributable production

- ERPM extends life and receives assistance from the South African Government

- Emperor stake increased to 45.33% and rights issue completed

- Mining assets impaired at North West Operations

KEY RESULTS SUMMARY

Group		6 months to 31 Dec 2004	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Attributable gold production*				
Australasian operations	oz	165 138	144 004	89 186
	kg	5 138	4 479	2 774
South African operations	oz	278 683	325 219	346 614
	kg	8 668	10 115	10 781
Group	oz	443 821	469 223	435 800
	kg	13 806	14 594	13 555
Cash operating costs				
Australasian operations	US$/oz	206	204	244
	ZAR/kg	41 103	45 085	54 384
South African operations	US$/oz	472	405	384
	ZAR/kg	94 505	86 848	87 893
Group	US$/oz	372	336	352
	ZAR/kg	74 339	72 565	80 173
Gold price received (Group)	US$/oz	420	401	381
	ZAR/kg	83 941	87 240	86 298
Capital expenditure (Net Group)	US$ million	12.5	10.4	12.8
	ZAR million	77.9	70.0	90.4

* Attributable - Including Emperor Mines Limited (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)

STOCK

Issued capital

255 316 895 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 283 103 158

Stock traded	JSE	ASX	NASDAQ	FRANKFURT
Average volume for the 6 months per day ('000)	152	13	3 098	101
% of issued stock traded (annualized)	16	1	317	10
Price • High	R15.80	A$3.72	US$2.66	Euro 2.13
• Low	R8.00	A$1.88	US$1.44	Euro 1.06
• Close	R8.20	A$1.88	US$1.54	Euro 1.06

NOTE REGARDING FINANCIAL INFORMATION

The condensed consolidated financial statements, Key Results Summary and Overview are based on our interim financial statements for the six months ended 31 December 2004 prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The company will be releasing US GAAP financial statements for the six months ended 31 December 2004 on or about March 31, 2005, which it will file with the US Securities and Exchange Commission on Form 6-K.

FORWARD-LOOKING STATEMENTS

Some of the information in this report may contain projections or other forward-looking statements regarding future events or other financial performance, including forward-looking statements and information relating to DRDGOLD that are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this report, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks, uncertainties and assumptions. These statements include the Company's ability to continue as a going concern, its ability to successfully restructure the South African operations and, in particular the North West Operations, its ability to significantly reduce its costs in South Africa, its ability to fund its future commitments, including the restructure of the North West Operations.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on December 3, 2004, and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

South Africa's Department of Minerals and Energy (DME) recently released figures indicating that DRDGOLD recorded the lowest fatality rate amongst South African gold producers in 2004. This reflects the company's continued emphasis on programmes designed to achieve behavioral change relating to safety in the workplace. Blyvooruitzicht Gold Mining Company Limited (Blyvoor) won the West Rand Mine Managers' Association safety competition for the seventh consecutive year, while North West Operations recorded one million fatality free shifts for the second time in the 2004 calendar year. Tolukuma Gold Mines Limited (Tolukuma) in Papua New Guinea has recorded more than 500 000 fatality free shifts and worked 825 days without a fatal injury. While these safety achievements are notable, particularly in the difficult circumstances currently prevailing in the

South African gold mining sector, it is with deep regret that we have to report two fatalities in the period under review - one each at Blyvoor and at the East Rand Proprietary Mines Limited (ERPM).

Production

Attributable gold production for the six months ended 31 December 2004, decreased by 5% compared to the six months ended 30 June 2004, in spite of a 15% increase in attributable production from our Australasian operations. The increased production from offshore was mainly due to good results from the Porgera Joint Venture (PJV) and the inclusion of the 45.33% attributable production from Emperor Mines Limited (Emperor) from 1 August 2004.

Australasian operations

Production from the Australasian operations was 165 138 ounces, compared with 144 004 ounces for the previous period.

The 20% interest in the PJV remained the main source of income for the group. Production increased marginally with cash operating costs reducing by 10% to US$166 per ounce. Cash operating profit from the company's 20% interest was US$26.3 million (R163.2 million) for the six months ended 31 December 2004. Tonnes treated increased by 10% compared to the September quarter, while the grade increased by 2%. In the 2004 calendar year, the PJV reached a landmark, producing one million ounces of gold for the first time, a rare achievement in the industry for which we have congratulated our JV partners. Exploration drilling in the underground section at PJV continues, with positive results so far.

Tolukuma's gold production for the period was 9% lower than the previous six months. Cash operating profit was lower for the six months at US$4.1 million (R25.4 million) due to lower production and higher costs. Average cash operating costs for the six months ended 31 December 2004 rose to US$312 per ounce.

DRDGOLD's attributable gold production from Emperor as from 1 August 2004 was 23 892 ounces (744 kilograms). Emperor's cash operating unit costs were US$376 per ounce for the period under review.

South African operations

Attributable production from the South African operations decreased by 14%, mainly as a result of restructuring and rightsizing at Blyvoor, together with various infrastructural constraints at the North West Operations that are currently being addressed.

The 23% decrease in underground production at Blyvoor for the six months to 31 December 2004 compared to the six months ended 30 June 2004 is the result of the operational review which started in the first quarter of the financial year. This led to a revised mining plan and reduced mining activity at No's 4 and 6 shafts in order to achieve production of more cost-effective ounces.

Efficiencies quarter on quarter at Blyvoor improved with grams per total employees costed (g/tec) increasing by 41% to 143 g/tec, grade up 11% to 7.49 grams per tonne and recoveries to 96.2%.

Gold production at the North West Operations decreased by 10% as a result of rationalization of non-profitable mining areas. During the period under review, the North plant was re-commissioned and fed with screened waste rock dump material. Average cash operating unit costs for the period increased to US$459 per ounce (R91 814 per kilogram).

DRDGOLD's attributable share of production from Crown Gold Recoveries (Pty) Limited (CGR) was down 5% for the period under review compared to the previous six months ended 30 June 2004. Following representations from ERPM to the DME for a monthly pumping subsidy of R1.6 million, R6 million has been received - being back-payment of R1 million a month from April 2004 to September 2004 - together with written confirmation that an additional R5 million will be paid at a rate of R1 million a month until the end of February 2005. ERPM is eligible to re-apply for further assistance, which the company has already done and a response is awaited from the DME.

Impairment
The strong Rand environment in which we are operating has caused us to review the carrying value of our South African assets.

The ongoing poor performance of the North West Operations in the low Rand environment has necessitated a full impairment of the mining assets amounting to R214 million, resulting in our net loss increasing to R370.1 million for the six months ended 31 December 2004.

In view of the significant improvement in efficiencies and productivity at Blyvoor as a result of the changed mining plan, management is of the view that there is no need to impair the carrying value of the Blyvoor assets at this time. The position will be reviewed at the end of future financial reporting periods.

Financial
Cash operating unit costs in Rand terms increased by 2% for the six months ended 31 December 2004 compared to the six months ended 30 June 2004, but the strengthening of the Rand against the US Dollar resulted in an 11% increase in cash operating unit costs in US Dollar terms.

The Group reported a cash operating profit of R107.2 million for the six months ended 31 December 2004 compared to a cash operating profit of R192.1 million for the previous six months. Headline loss for the six months was R159.1 million.

Board changes
The Board of DRDGOLD Limited has announced the appointment of Dr Paseka Ncholo as Non-Executive Chairman. Dr Ncholo's appointment is in line with a recommendation contained in the second report of the King Committee on Corporate Governance (King 2) that a company should engage the services of a non-executive chairman.

Dr Ncholo was appointed a non-executive director of DRDGOLD in March 2002. He is a director of CGR and a non-executive director of Mvelaphanda Resources Limited. Prior to becoming chairman of Khumo Bathong Holdings (Pty) Limited and ERPM in 1999, Dr Ncholo was Director General of the South African Department of Public Services and Administration. He was awarded his doctorate in law in 1992 and admitted as an advocate of the High Court of South Africa in 1994.

DRDGOLD's Executive Chairman, Mark Wellesley-Wood, is to re-assume the role of Chief Executive Officer from Ian Murray, who remains an executive director of DRDGOLD with responsibility for corporate development. It is regrettable that Doug Campbell, appointed as Chief Financial Officer and as an executive director of the company on 17 January 2005, decided to resign for personal reasons.

Corporate developments
Broadly speaking, the company's off-shore operations are performing very satisfactorily but its South African operations continue to be impacted negatively by the strength of the South African Rand; in this, of course, we are not alone - the whole of the South African gold mining sector is being adversely affected. The mature profile of our South African operations, however, means that we are amongst those whose situation is most acute. Task teams have been appointed to examine the particular circumstances of the South African operations and to identify and report on options for their sustainability into the future, all in the context of the company's broader international growth strategy going forward.

DRDGOLD has short-listed two companies as preferred bidders for the company's uranium assets. An announcement regarding the possible sale of these assets will be made in due course.

JCI/CAM was ordered by the High Court of South Africa to pay DRDGOLD an amount of R35.7 million in respect of share warehousing fees plus interest and legal costs. JCI/CAM brought an application for leave to appeal this award. Their application was dismissed with costs by the High Court, and they have since petitioned the Supreme Court of Appeal for leave to appeal. The petition is currently pending.

Going concern
We incurred significant losses during the six months and continue to incur losses at the South African operations. In order to reduce these losses, the North West Operations are in the process of being restructured and investors will be advised of the final outcome.

As at 31 December 2004, we had cash and cash equivalents of R143 million (30 June 2004: R141 million), and a negative working capital (defined as current assets less current liabilities) of R65 million (30 June 2004: negative working capital of R21 million).

Cash generated by offshore assets may not be adequate to cover future commitments with respect to this restructuring. We expect to finance our commitments from existing cash resources, the sale of assets and funding facilities we have in place or are seeking to negotiate.

It is management's belief that existing cash resources, net cash generated from offshore operations and additional funding will be sufficient to meet our anticipated commitments. In making this statement, management has assumed that there will be a significant decrease in costs at its South African operations, due to continued restructuring and that management will be successful in negotiating additional working capital facilities to be used for restructuring and general working capital purposes. Accordingly, the condensed consolidated financial statements have been prepared on the basis of accounting policies applicable to a going concern.

Our estimated working capital and commitments, as well as our sources of liquidity, will be adversely affected if:

- there is any adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;

- we are delayed in reducing costs at our South African operations or our planned cost reductions are less than anticipated;

- our offshore operations fail to generate net cash flows consistent with current levels;

- we default on our current borrowing facilities and we are therefore required to accelerate the repayment of funds; or

- negotiations with funders to secure a debt facility over DRD Isle of Man assets to restructure the North West Operations are unsuccessful.

If such circumstances arise this might result in us having insufficient cash resources to meet our current obligations in the normal course of business, which may have an adverse impact on our financial ability to continue operating as a going concern.

Way forward
Our Blyvoor and Cason Dump surface retreatment projects have both been successfully commissioned and at North West Operations, the North Plant is currently treating approximately 100 000 tonnes per month of rock dump material. We intend to build further on these lower-cost sources of gold.

While efficiencies have improved dramatically, these are insufficient to compensate for the low Rand gold prices. Costs in the South African operations require further attention and in particular at North West Operations, where labour now represents 58% of total costs. We are currently engaged in discussions with unions and associations on how best to address the situation.

Our efforts to internationalize further in order to diversify our asset base were largely unsuccessful in the period under review, other than subscribing US$6.9 million to the Emperor rights issue in order to maintain our shareholding of 45.33%. We intend to continue to build on our position in the Pacific Rim where we have established positions in three significant epithermal ore bodies.

DR PASEKA NCHOLO
Non-Executive Chairman
24 February 2005

MARK WELLESLEY-WOOD
Chief Executive Officer

The condensed consolidated financial statements below are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies are, in all material respects, consistent with those used to prepare the annual financial statements for the year ended 30 June 2004.

CONSOLIDATED	6 months to 31 Dec 2004 (Reviewed)	6 months to 30 Jun 2004 (Reviewed)	6 months to 31 Dec 2003 (Reviewed)
Income Statements	Rm	Rm	Rm
Gold and silver revenue	976.7	1 142.5	1 039.0
Cash operating costs	(869.5)	(950.4)	(965.3)
Cash operating profit	107.2	192.1	73.7
Corporate administration and other expenses	(81.5)	(70.4)	(44.4)
Business development	(9.5)	(3.5)	(2.6)
Exploration costs	(4.9)	-	-
Care and maintenance costs	(6.1)	(3.6)	(4.7)
Cash profit from operations	5.2	114.6	22.0
Retrenchment costs	(21.8)	(10.1)	(44.8)
Investment income	14.5	18.6	23.1
Interest paid	(18.5)	(15.3)	(26.6)
Net cash operating (loss)/profit	(20.6)	107.8	(26.3)
Rehabilitation	(1.6)	(18.2)	(5.6)
Depreciation	(72.3)	(136.1)	(68.5)
Profit/(loss) on financial instruments	1.7	13.2	(6.5)
Movement in gold in process	1.1	22.4	(15.5)
Loss from associates	(20.7)	-	-
Loss before taxation	(112.4)	(10.9)	(122.4)
Taxation	(36.6)	(46.4)	(4.6)
Deferred taxation charge	(10.1)	(512.3)	89.0
Loss after taxation	(159.1)	(569.6)	(38.0)
Exceptional items	(211.0)	(109.5)	0.7
Minority interest	-	-	-
Net loss	(370.1)	(679.1)	(37.3)
Headline loss per share-cents	(64.4)	(252.7)	(18.5)
Basic loss per share-cents	(149.9)	(301.2)	(18.1)
Calculated on a weighted average ordinary shares in issue of :	246 924 284	225 438 347	205 906 945
Diluted headline loss per share-cents	(64.4)	(252.7)	(19.6)
Diluted basic loss per share-cents	(149.9)	(301.2)	(19.3)

CONDENSED CONSOLIDATED	As at 31 Dec 2004 (Reviewed)	As at 30 Jun 2004 (Audited)	As at 31 Dec 2003 (Reviewed)
Balance Sheets	Rm	Rm	Rm
Assets			
Net mining assets	707.4	956.1	1 048.5
Investments	213.8	92.4	154.7
Environmental Trust funds	144.4	143.3	137.6
Deferred mining and income taxes	-	-	372.0
Other non-current assets	186.2	200.8	191.4
Current assets	331.4	359.0	384.6
Inventories	93.6	103.5	111.8
Trade and other receivables	94.7	114.6	127.4
Cash and cash equivalents	143.1	140.9	145.4
	1 583.2	1 751.6	2 288.8
Equity and liabilities			
Shareholders' equity	428.1	564.1	1 092.6
Minority shareholders' interest	5.8	5.8	-
Long-term borrowings	300.6	309.0	331.6
Derivative instruments	9.7	31.8	230.1
Rehabilitation	242.6	245.4	214.1
Deferred mining and income taxes	127.9	132.4	-
Provisions	72.3	82.9	71.5
Current liabilities	396.2	380.2	348.9
Trade and other payables	328.7	321.7	305.8
Derivative instruments - net	15.3	-	-
Current portion of long-term borrowings	52.2	58.5	43.1
	1 583.2	1 751.6	2 288.8

CONDENSED CONSOLIDATED	6 months to 31 Dec 2004 (Reviewed)	6 months to 30 Jun 2004 (Reviewed)	6 months to 31 Dec 2003 (Reviewed)
Changes in shareholders' interest	Rm	Rm	Rm
Shareholders' interest at the beginning of the period	564.1	1 092.6	456.1
Share capital issued	270.3	239.2	644.4
- for acquisition finance and cash	281.9	237.4	645.0
- for share options exercised	0.5	5.8	2.9
- for costs	(12.1)	(4.0)	(2.5)
- for equity portion of convertible note	-	--	(1.0)
Movement in retained income	(370.1)	(679.1)	(37.3)
Currency adjustments and other movements	(36.2)	(88.6)	29.4
Shareholders' interest at the end of the period	428.1	564.1	1 092.6
Reconciliation of headline loss			
Net loss	(370.1)	(679.1)	(37.3)
Adjusted for:			
- Impairment of assests and investments	214.0	109.5	(0.7)
- Profit on sale of investments	(3.0)	-	-
Headline loss	(159.1)	(569.6)	(38.0)

CONDENSED CONSOLIDATED	6 months to 31 Dec 2004 (Reviewed)	6 months to 30 Jun 2004 (Reviewed)	6 months to 31 Dec 2003 (Reviewed)
Cash Flow Statements	Rm	Rm	Rm
Net cash (out)/in flow from operations	(72.6)	44.1	(43.6)
Working capital changes	8.6	(14.2)	5.8
Net cash outflow from investing activities	(220.9)	(105.6)	(555.2)
Net cash in flow from financing activities	303.0	46.3	431.4
Increase/(decrease) in cash and cash equivalents	18.1	(29.4)	(161.6)
Translation adjustment	(15.9)	24.9	(24.8)
Opening cash and cash equivalents	140.9	145.4	331.8
Closing cash and cash equivalents	143.1	140.9	145.4
Reconciliation of net cash (out)/in flow from operations			
Net cash operating (loss)/profit	(20.6)	107.8	(26.3)
Adjusted for:			
Interest provision on convertible bond	13.6	14.5	15.3
Amortization of convertible cost	3.8	3.7	4.2
Financial instruments	(5.2)	(4.5)	(6.3)
Unrealized foreign exchange gain	(12.6)	(32.0)	(8.1)
Growth in Environmental Trust funds	(1.0)	(3.7)	(3.9)
Profit on sale of assests and other non cash items	3.0	4.6	10.7
Interest paid	(12.3)	(19.7)	(27.7)
Taxation paid	(41.3)	(26.6)	(1.5)
Net cash (out)/in flow from operations	(72.6)	44.1	(43.6)

Review report of the independent auditors to the members of DRDGOLD Limited

KPMG has, without qualifying their review opinion, drawn attention to the section in the overview headed "Going concern" which indicates that the group incurred significant losses for the six-months to 31 December 2004 and continued to incur losses thereafter, and that at 31 December 2004 the group's current liabilities exceeded its current assets. These conditions, along with other matters as set forth in the overview, indicate the existence of a material uncertainty which may cast significant doubt about the group having sufficient cash resources to meet its currrent obligations in the normal course of business, which may have an adverse impact on the group's ability to continue operating as a going concern.

KPMG's modified review report on the condensed consolidated SA GAAP financial statements contained in this announcement of interim results is available for inspection at the company's registered office.

KEY OPERATING AND FINANCIAL RESULTS (Unreviewed)

Australian operations

Porgera (20% share of Joint Venture)		6 months to 31 Dec 2004	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled	t'000	606	646	295
Yield	g/t	5.27	4.88	4.86
Gold produced	oz	102 579	101 339	46 136
	kg	3 191	3 152	1 435
Cash operating costs	US$ per oz	166	184	222
	ZAR per kg	33 110	41 319	48 226
	ZAR per tonne	174	202	235
Cash operating profit	US$ million	26.3	22.9	8.8
	ZAR million	163.2	159.6	58.9
Capital expenditure (net)	US$ million	6.9	2.3	1.8
	ZAR million	42.9	16.0	12.3

Tolukuma		6 months to 31 Dec 2004	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled	t'000	107	102	94
Yield	g/t	11.24	13.01	14.24
Gold produced	oz	38 667	42 665	43 050
	kg	1 203	1 327	1 339
Cash operating costs	US$ per oz	312	253	266
	ZAR per kg	62 306	54 028	60 984
	ZAR per tonne	701	703	869
Cash operating profit	US$ million	4.1	6.1	4.8
	ZAR million	25.4	41.4	33.8
Capital expenditure (net)	US$ million	2.3	4.0	2.0
	ZAR million	14.4	27.1	14.2

Emperor (45.33% attributable)		5 months to 31 Dec 2004
Ore milled	t'000	105
Yield	g/t	7.09
Gold produced	oz	23 892
	kg	744
Cash operating costs	US$ per oz	376
	ZAR per kg	75 208
	ZAR per tonne	543

South African operations

Blyvoor		6 months to 31 Dec 2004	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled				
Underground	t'000	309	416	415
Surface	t'000	1 345	1 469	818
Total	t'000	1 654	1 885	1 233
Yield				
Underground	g/t	7.06	6.84	8.00
Surface	g/t	0.24	0.35	0.70
Total	g/t	1.52	1.78	3.15
Gold produced				
Underground	oz	70 088	91 501	106 710
	kg	2 180	2 846	3 319
Surface	oz	10 481	16 525	18 358
	kg	326	514	571
Total	oz	80 569	108 026	125 068
	kg	2 506	3 360	3 890
Cash operating costs				
Underground	US$ per oz	525	440	341
	ZAR per kg	104 884	94 996	77 817
	ZAR per tonne	740	650	622
Surface	US$ per oz	321	380	375
	ZAR per kg	64 190	82 175	85 217
	ZAR per tonne	16	29	59
Total	US$ per oz	498	431	346
	ZAR per kg	99 590	93 035	78 904
	ZAR per tonne	151	166	249
Cash operating (loss)/profit	US$ million	(6.6)	(3.6)	3.9
	ZAR million	(41.2)	(24.0)	26.7
Capital expenditure (net)	US$ million	(0.1)	2.0	6.8
	ZAR million	(0.4)	13.0	47.4

North West (Hartebeestfontein and Buffelsfontein mines)		6 months to 31 Dec 2004	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled				
Underground	t'000	740	799	866
Surface	t'000	542	56	1 344
Plant clean-up	t'000	22	38	55
Total	t'000	1 304	893	2 265
Yield				
Underground	g/t	5.70	6.02	5.17
Surface	g/t	0.82	2.16	0.43
Plant clean-up	g/t	3.45	8.61	5.87
Total	g/t	3.63	5.89	2.37

Gold produced				
Underground	oz	**135 516**	154 613	144 068
	kg	**4 215**	4 809	4 481
Surface	oz	**14 307**	3 891	18 391
	kg	**445**	121	572
Plant clean-up	oz	**2 443**	10 513	10 385
	kg	**76**	327	323
Total	oz	**152 266**	169 017	172 844
	kg	**4 736**	5 257	5 376
Cash operating costs				
Underground	US$ per oz	**476**	411	442
	ZAR per kg	**95 104**	88 169	101 196
	ZAR per tonne	**542**	531	524
Surface (including plant clean-up)	US$ per oz	**326**	138	262
	ZAR per kg	**65 200**	26 273	60 361
	ZAR per tonne	**60**	125	39
Total	US$ per oz	**459**	388	412
	ZAR per kg	**91 814**	82 894	94 398
	ZAR per tonne	**333**	488	224
Cash operating (loss)/profit	US$ million	**(6.5)**	1.7	(6.1)
	ZAR million	**(40.2)**	15.1	(45.7)
Capital expenditure (net)	US$ million	**3.4**	2.1	2.2
	ZAR million	**21.0**	13.8	16.0

Crown (40% attributable)*		**6 months to 31 Dec 2004**	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled	t'000	**1 807**	1 975	2 036
Yield	g/t	**0.41**	0.40	0.41
Gold produced	oz	**23 895**	25 232	26 750
	kg	**743**	785	832
Cash operating costs	US$ per oz	**379**	351	336
	ZAR per kg	**75 805**	75 518	76 390
	ZAR per tonne	**31**	30	31

ERPM (40% attributable)*		**6 months to 31 Dec 2004**	6 months to 30 Jun 2004	6 months to 31 Dec 2003
Ore milled				
Underground	t'000	**82**	114	117
Surface	t'000	**362**	86	-
Total	t'000	**444**	200	117
Yield				
Underground	g/t	**6.92**	6.07	5.85
Surface	g/t	**0.33**	0.24	-
Total	g/t	**1.54**	3.57	5.85
Gold produced				
Underground	oz	**18 159**	22 248	21 952
	kg	**565**	692	683
Surface	oz	**3 794**	696	-
	kg	**118**	21	-
Total	oz	**21 953**	22 944	21 952
	kg	**683**	713	683
Cash operating costs	US$ per oz	**412**	366	368
	ZAR per kg	**82 382**	78 789	84 422
	ZAR per tonne	**127**	281	494

Share Option Scheme

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 31 December 2004:

	Number of options	% of issued capital
In issue	10 186 263	3.99
Options currently vested	4 527 654	1.77

DRDGOLD LIMITED

DIRECTORS

Directors (* British) (** Australian) (*** American)

Executives:
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray

Non-executives:
MP Ncholo (Non-Executive Chairman)
J Turk***

Independent non-executives:
RP Hume
GC Campbell *
D Blackmur **

Alternate:
A Lubbe

Group Company Secretary:
Al Townsend

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:

Tel: (+27-11) 381-7800 • Fax: (+27-11) 482-4641 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com

45 Empire Road, Parktown, South Africa • PO Box 390, Maraisburg, 1700, South Africa